REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of the SSgA Funds

            We have examined management's assertion, included in the accompanying Management Statement
Regarding Compliance With Certain Provisions of the
Investment Company Act of 1940, that SSgA Funds, comprising SSgA Money Market Fund, SSgA US Government
Money Market Fund, SSgA Prime Money Market Fund, SSgA Tax
Free Money Market Fund, SSgA US Treasury Money Market
Fund, SSgA Yield Plus Fund, SSgA Bond Market Fund, SSgA
Intermediate Fund, SSgA High Yield Bond Fund, SSgA
Disciplined Equity Fund, SSgA Small Cap Fund, SSgA Core
Opportunities Fund, SSgA Tuckerman Active REIT Fund, SSgA
Aggressive Equity Fund,  SSgA IAM Shares Fund, SSgA
Concentrated Growth Opportunities Fund, SSgA Large Cap
Value Fund,  SSgA Directional Core Equity Fund, SSgA
Enhanced Small Cap Fund, SSgA Emerging Markets Fund, SSgA
International Stock Selection Fund, SSgA International
Growth Opportunities Fund, SSgA Core Edge Equity Fund,
SSgA Life Solutions Balanced Fund, SSgA Life Solutions
Growth Fund, and SSgA Life Solutions Income and Growth
Fund (collectively the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the ?Act?) as of April 30, 2008. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds? compliance based on our examination.

            Our examination was conducted in accordance
with the attestation standards established by the
American Institute of Certified Public Accountants, as
adopted by the Public Company Accounting Oversight Board
(United States), and, accordingly, included examining, on
a test basis, evidence about the Funds? compliance with
those requirements and performing such other procedures
as we considered necessary in the circumstances.
Included among our procedures were the following tests
performed as of April 30, 2008, and with respect to
agreement of security purchases and sales, for the period
from January 31, 2008 (the date of our last examination)
through April 30, 2008:
?               Confirmation of all securities held
by institutions in book entry form on behalf of
State Street Corporation (?SSC?), the Funds?
custodian, by the Federal Reserve Bank of Boston
and The Depository Trust Company;
?   Confirmation of all securities held by various
sub-custodians in book entry form with the
exception of short term securities held by SSgA
Money Market Fund, and SSgA Prime Money Market
Fund, representing approximately 2% of each of
the fund?s market value and foreign securities
held by SSgA Emerging Markets Fund, SSgA
International Growth Opportunities Fund and SSgA
International Stock Selection Fund representing
approximately 1%, 13% and 18% respectively, of
each of the fund?s market value;
?    Confirmation of all investments in affiliated
funds by Boston Financial Data Services, Inc.,
the Funds? transfer agent (an affiliated entity
of SSC);
???For securities hypothecated, pledged, placed in
escrow, or out for transfer with brokers,
pledgees, or transfer agents, confirmed or
verified the subsequent settlement of the
security to cash records provided by SSC or
agreed to term sheets or broker statements
obtained from SSC;
?   Reconciliation of all such securities to the
books and records of the Funds and SSC;
???Confirmation or verification of the subsequent
settlement to cash records provided by SSC of all
repurchase agreements with brokers/banks and
agreement of underlying collateral with SSC?s
records;
?               Confirmation of all loan agreements
with agent banks with the exception of loans held
by SSgA High Yield Bond Fund representing
approximately 2% of the fund?s market value;
?   Confirmation of all securities sold short with
the respective broker.
?   Agreement of 26 security purchases and 26
security sales or maturities since our last report from the books and records of the Funds to trade authorizations provided by SSC; and

            We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds?
compliance with specified requirements.

            In our opinion, management's assertion that SSgA Funds complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2008 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

            This report is intended solely for the
information and use of management and the Board of Trustees of the Funds and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.




Deloitte & Touche, LLP
Boston, Massachusetts

March 13, 2009






Management Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940


We, as members of management of SSgA Money Market Fund, SSgA US Government Money Market Fund, SSgA Prime
Money Market Fund, SSgA Tax Free Money Market
Fund, SSgA US Treasury Money Market Fund, SSgA
Yield Plus Fund, SSgA Bond Market Fund, SSgA
Intermediate Fund, SSgA High Yield Bond Fund,
SSgA Disciplined Equity Fund, SSgA Small Cap
Fund, SSgA Core Opportunities Fund, SSgA
Tuckerman Active REIT Fund, SSgA Aggressive
Equity Fund,  SSgA IAM Shares Fund, SSgA
Concentrated Growth Opportunities Fund, SSgA
Large Cap Value Fund, SSgA Directional Core
Equity Fund, SSgA Enhanced Small Cap Fund, SSgA
Emerging Markets Fund, SSgA International Stock
Selection Fund, SSgA International Growth
Opportunities Fund, SSgA Core Edge Equity Fund,
SSgA Life Solutions Balanced Fund, SSgA Life
Solutions Growth Fund, and SSgA Life Solutions
Income and Growth Fund  (collectively the
"Funds"), are responsible for complying with the requirements of subsections (b) and (c) of rule
17f-2, "Custody of Investments by Registered
Management Investment Companies," of the
Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds? compliance with the requirements of subsections (b) and (c) of rule
17f-2 as of April 30, 2008, and from January 31,
2008 through April 30, 2008.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of April 30,
2008, and from January 31, 2008, through April
30, 2008, with respect to securities reflected in the investment accounts of the Funds.

SSgA

By:

Jim Ross
President & Principal
Executive Officer

Mark Swanson
Treasurer and Principal
Accounting
Officer